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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50200

SEC MAIL RECEIVED PROCESSING SECTION
FEB 25 2011
WASH. D.C. 200

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Principal Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 High Street
(No. and Street)

Des Moines (City) Iowa (State) 50392 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracy W. Bollin (515) 362-1345
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1101-1220662

Oath or Affirmation

I, Tracy W Bollin, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Principal Funds Distributor, Inc. as of December 31, 2010, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Chief Financial Officer

Notary Public

NOTARIAL SEAL IOWA
ELLEN SMITH
Commission Number 701158
My Commission Expires
1-11-2012

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Operations
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Principal Funds Distributor, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2010 and 2009

Contents

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Principal Funds Distributor, Inc.

We have audited the accompanying statements of financial condition of Principal Funds Distributor, Inc. (the Company) as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Principal Funds Distributor, Inc. at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 23, 2011

Principal Funds Distributor, Inc.

Statements of Financial Condition

	December 31	
	2010	**2009**
Assets		
Cash and cash equivalents	**$ 26,126,431**	$ 29,845,351
Receivables:		
Affiliates	**9,168,809**	7,945,434
Others	**187,913**	189,222
Total receivables	**9,356,722**	8,134,656
Deferred sales commissions, net of amortization of $67,415,112 and $44,683,564 in 2010 and 2009, respectively	**18,952,268**	19,368,931
Income tax receivable under tax allocation agreement	**7,448,344**	6,204,409
Other assets	**239,971**	219,979
Total assets	**$ 62,123,736**	$ 63,773,326
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	**$ 8,158,098**	$ 6,916,071
Deferred income tax liability, net	**3,119,742**	4,440,821
Payables:		
Principal Life Insurance Company	**7,394,686**	6,388,402
Other affiliates	**2,820,914**	2,391,531
Total liabilities	**21,493,440**	20,136,825
Stockholder's equity:		
Common stock, $10 par value – authorized, 10,000 shares; issued and outstanding, 10,000 shares	**100,000**	100,000
Additional paid-in capital	**243,195,390**	207,210,756
Accumulated deficit	**(202,665,094)**	(163,674,255)
Total stockholder's equity	**40,630,296**	43,636,501
Total liabilities and stockholder's equity	**$ 62,123,736**	$ 63,773,326

See accompanying notes.

Principal Funds Distributor, Inc.

Statements of Operations

	Year Ended December 31	
	2010	**2009**
Revenues		
Distribution fees (12b-1 fees)	**$ 99,236,550**	$ 81,253,170
Underwriting fees	**5,453,111**	4,187,010
Contingent deferred sales charges	**3,699,700**	3,790,099
Interest income	**–**	12,900
Total revenues	**108,389,361**	89,243,179
Expenses		
Distribution expenses (12b-1 fees)	**80,098,724**	62,502,308
Compensation and related expenses	**42,167,101**	34,346,683
Amortization of deferred sales commissions	**22,731,548**	18,986,790
General and administrative expenses	**27,083,703**	24,022,565
Total expenses	**172,081,076**	139,858,346
Loss before income tax benefit	**(63,691,715)**	(50,615,167)
Income tax benefit	**24,742,852**	19,739,648
Net loss	**$ (38,948,863)**	$(30,875,519)

See accompanying notes.

Principal Funds Distributor, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2009	$ 100,000	$ 171,838,345	$ (132,781,582)	$ 39,156,763
Net loss	–	–	(30,875,519)	(30,875,519)
Capital contributions in the form of forgiveness of allocated stock-based compensation expense	–	372,411	(17,154)	355,257
Capital contributions from Principal Management Corporation	–	35,000,000	–	35,000,000
Balance at December 31, 2009	100,000	207,210,756	(163,674,255)	43,636,501
Net loss	–	–	**(38,948,863)**	**(38,948,863)**
Capital contributions in the form of forgiveness of allocated stock-based compensation expense	–	**984,634**	**(41,976)**	**942,658**
Capital contributions from Principal Management Corporation	–	**35,000,000**	–	**35,000,000**
Balance at December 31, 2010	**$ 100,000**	**$ 243,195,390**	**$ (202,665,094)**	**$ 40,630,296**

See accompanying notes.

Principal Funds Distributor, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2010	**2009**
Operating activities		
Net loss	**$ (38,948,863)**	$ (30,875,519)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of deferred sales commissions	**22,731,548**	18,986,790
Allocation of stock-based compensation	**984,634**	372,411
Equity distribution in the form of common stock to employees	**(41,976)**	(17,154)
Deferred tax expense	**(1,321,079)**	(1,946,299)
Sales commissions deferred	**(22,314,885)**	(18,853,361)
Changes in operating assets and liabilities:		
Income tax receivable under tax allocation agreement	**(1,243,935)**	(1,086,691)
Receivables from affiliates	**(1,223,375)**	(1,482,668)
Other receivables	**1,309**	13,719
Other assets	**(19,992)**	(5,391)
Accounts payable and accrued expenses	**1,242,027**	57,159
Payable to Principal Life Insurance Company	**1,006,284**	547,699
Payable to other affiliates	**429,383**	590,879
Net cash used in operating activities	**(38,718,920)**	(33,698,426)
Financing activities		
Capital contributions from Principal Management Corporation	**35,000,000**	35,000,000
Net cash provided by financing activities	**35,000,000**	35,000,000
Net increase (decrease) in cash and cash equivalents	**(3,718,920)**	1,301,574
Cash and cash equivalents at beginning of year	**29,845,351**	28,543,777
Cash and cash equivalents at end of year	**$ 26,126,431**	$ 29,845,351

See accompanying notes.

1. Organization

Organization and Nature of Business

Principal Funds Distributor, Inc. (the Company) is a broker/dealer registered with the Financial Industry Regulatory Authority (FINRA). The Company is incorporated under the laws of the state of Washington and is a wholly owned subsidiary of Principal Management Corporation (PMC). PMC is a wholly owned subsidiary of Principal Financial Services, Inc. (PFSI), which is a wholly owned subsidiary of Principal Financial Group, Inc. (PFG). The Company serves as the principal contracted distributor of the Principal Mutual Funds (the Funds). The Company does not receive or hold funds of subscribers or securities of issuers and does not hold customer funds or securities. Main sources of revenue include distribution and underwriting fees earned for providing services to the Funds.

2. Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued authoritative guidance that requires new disclosures related to fair value measurements and clarifies existing disclosure requirements about the level of disaggregation, inputs and valuation techniques. Specifically, reporting entities now must disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, in the reconciliation for Level 3 fair value measurements, a reporting entity should present separately information about purchases, sales, issuances and settlements. The guidance clarifies that a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities for disclosure of fair value measurement, considering the level of disaggregated information required by other applicable U.S. generally accepted accounting principles (GAAP) guidance and should also provide disclosures about the valuation techniques and inputs used to measure fair value for each class of assets and liabilities. This guidance was effective January 1, 2010, except for the disclosures about purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements, which will be effective on January 1, 2011. This adoption did not have a material impact on the Company's results of operations or financial position.

2. Recent Accounting Pronouncements (continued)

Fair value is defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

- Level 1 – Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Our Level 1 assets include money market mutual funds.

- Level 2 – Fair values are based on inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 – Fair values are based on significant observable inputs for the asset or liability.

Cash equivalents are reported at fair value on a recurring basis and include money market instruments. Fair values of these cash equivalents may be determined using public quotations, when available, which are reflected in Level 1. When public quotations are not available, because of highly liquid nature of these assets, carrying amounts may be used to approximate fair values, which are reflected in Level 2. The Company used Level 1 valuation techniques to measure the fair value of cash equivalents of $2,424,715 at December 31, 2010 and 2009, respectively. The Company did not have any fair value Level 2 or Level 3 assets or liabilities at December 31, 2010 and 2009.

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period. The Company did not have any transfers between any of the levels during the year ended December 31, 2010.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. It is possible that actual experience could differ from the estimates utilized.

Cash and Cash Equivalents

The Company's cash equivalents include money market funds. The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Deferred Sales Commission

Commission costs related to sales of Class B, Class C, Class J and certain Class A shares are capitalized. Deferred sales commissions related to Class B shares are amortized over a period of five to six years using the straight-line method. Deferred sales commissions related to Class C shares are amortized over a period of 12 to 18 months using the straight-line method. Deferred sales commissions related to Class J are amortized over an 18 month period. Class A shares are amortized over a period of 12 months using the straight-line method. Such Class A commissions are those associated with payments made when the customer is not required to pay a load, typically for Class A share purchases of $500,000 or more.

Federal and State Taxes on Income

The Company's results of operations are included in the consolidated federal and combined state income tax returns of PFG. In accordance with the intercompany tax sharing agreement, the Company is allocated income taxes to the extent it increases or reduces the consolidated group tax liability.

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the asset or liability from period to period.

3. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The majority of the Company's revenues are derived from services provided to the Funds. The Company receives 12b-1 fees from each fund based on a percentage of the Fund's average net assets. Such fees are booked as revenues as they are earned.

Subsequent Events

The Company's management has evaluated all subsequent events through February 23, 2011, which is the date that the financial statements were issued.

4. Related-Party Transactions

As set forth in the statements of operations, the Company receives distribution (Rule 12b-1) and shareholder servicing fees from the Funds.

Substantially all revenue recorded by the Company is for services provided to the Funds. Pursuant to the terms of agreements approved by the Funds' shareholders under the provisions of Rule 12b-1 of the Investment Company Act of 1940, the Company receives 12b-1 fees from each fund based on a stipulated percentage of the Fund's average net assets. Receivables from the Funds related to these services totaled $9,168,809 and $7,945,434 at December 31, 2010 and 2009, respectively.

Additionally, the Company pays to selling broker dealers a portion of these fees. Fees received under the provisions of rule 12b-1 are listed as distribution fees (12b-1 fees) and fees paid to selling broker dealers are listed as distribution expenses (12b-1 fees). The Company is affiliated with Princor Financial Services Corporation (PFSC) through common ownership and management. Distribution expenses (12b-1 fees) paid to PFSC for the sale of shares of the Funds totaled $30,177,126 and $23,572,810 for the years ended December 31, 2010 and 2009, respectively.

4. Related-Party Transactions (continued)

The Company has entered into an expense reimbursement agreement with Principal Life Insurance Company (PLIC). PLIC performs certain functions on its own behalf and on behalf of many subsidiaries, including the Company, and shares the use of certain equipment, personnel and facilities with its subsidiaries. On a monthly basis PLIC bills the subsidiaries, including the Company, for amounts due for the performance of such services and functions and the use of such equipment, personnel and facilities. Amounts billed to the Company by PLIC for the years ended December 31, 2010 and 2009, were $75,459,171 and $60,550,560, respectively.

PFG has allocated the expenses associated with its stock-based compensation plans to each of its subsidiaries, with the allocation aggregating $984,634 and $372,411 to the Company for the years ended December 31, 2010 and 2009, respectively. As PFG has not required the allocation to be settled in cash, the amount has been treated as a capital contribution.

5. Income Taxes

Income tax expense (benefit) for the years ended December 31, 2010 and 2009, consists of the following:

	Year Ended December 31	
	2010	**2009**
Current:		
Federal	**$ (20,215,930)**	$ (15,545,353)
State	**(3,205,843)**	(2,247,996)
	(23,421,773)	(17,793,349)
Deferred:		
Federal	**(62,714)**	(839,119)
State	**(1,258,356)**	(1,107,180)
	(1,321,079)	(1,946,299)
Income tax benefit	**$ (24,742,852)**	$ (19,739,648)

The effective tax rate differs from the federal statutory rate of 35% primarily due to the effect of state income taxes.

5. Income Taxes (continued)

The Company is taxed at corporate rates on taxable income based on existing tax laws. The Company's taxable income or loss is included in consolidated federal and state income tax returns filed by PFG. The companies have adopted the policy of allocating income tax expenses and benefits to members of the consolidated group based upon their pro rata contribution of taxable income or operating losses. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each company.

The tax effects of temporary differences that gave rise to the net deferred tax liability at December 31, 2010 and 2009, were as follows:

	December 31	
	2010	**2009**
Deferred tax assets:		
Benefit and medical plan contribution	**$ 1,379,737**	$ 710,088
Deferred sales commission	**(33,020)**	75,949
Annual incentive plan	**21,772**	212,616
State net operating loss	**1,280,609**	537,425
Other deferred tax assets	**141,561**	141,561
Total deferred tax assets	**2,790,659**	1,677,639
Deferred tax liabilities:		
Deferred sales commissions	**(5,813,933)**	(6,026,660)
Other deferred tax liabilities	**(96,468)**	(91,800)
Total deferred tax liabilities	**(5,910,401)**	(6,118,460)
Net deferred tax liability	**$(3,119,742)**	$(4,440,821)

6. Contingencies

The Company is regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming the Company as a defendant ordinarily arises out of the Company's business operations as a provider of asset management and accumulation products and services. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory bodies regularly make inquires and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws and laws governing the activities of broker-dealers. The Company receives requests from regulators and other governmental authorities relating to other industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

On October 28, 2009, Judith Curran filed a derivative action lawsuit on behalf of the Principal Funds, Inc. and Strategic Asset Management (SAM) Portfolio in the United States District Court for the Southern District of Iowa against Principal Management Corporation, Principal Global Investors, LLC, and Principal Funds Distributor, Inc. (the Principal Defendants). The lawsuit alleges the Principal Defendants breached their fiduciary duty under Section 36(b) of the Investment Company Act by charging advisory fees and distribution fees that were excessive. The Principal Defendants are aggressively defending the lawsuit.

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on the Company's business or financial position. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a future period.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. At December 31, 2010, the Company had net capital of $8,295,814 which was $8,045,814 in excess of its required minimum net capital of $250,000.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

Supplemental Information

Principal Funds Distributor, Inc.

Computation of Net Capital – Part IIA

December 31, 2010

Computation of Net Capital

1. Total ownership equity from statement of financial condition		$ 40,630,296
2. Deduct ownership equity not allowable for net capital		–
3. Total ownership equity qualified for net capital		40,630,296
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
B. Other (deductions) or allowable credits		–
5. Total capital and allowable subordinated liabilities		40,630,296
6. Deductions and/or charges:		
A. Total nonallowable assets from statement of financial condition (Notes B and C)	$ 32,285,987	
B. Secured demand note deficiency	–	
C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
D. Other deductions and/or charges	–	(32,285,987)
7. Other additions and/or allowable credits		–
8. Net capital before haircuts on securities positions		8,344,309
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments	–	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Exempted securities	–	
2. Debt securities	–	
3. Options	–	
4. Other securities	48,495	
D. Undue concentration	–	
E. Other	–	(48,495)
10. Net capital		$ 8,295,814

Principal Funds Distributor, Inc.

Computation of Net Capital – Part IIA (continued)

Computation of Alternate Net Capital Requirement

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ –
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	250,000
24.	Net capital requirement (greater of line 22 or 23)	250,000
25.	Excess net capital (line 10 less 24)	8,045,814
26.	Net capital in excess of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	7,995,814

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Principal Funds Distributor, Inc.

Statement Relating to Certain Determinations Required Under Rule 15c3-3 – Part IIA

December 31, 2010

Computation for Determination of Reserve Requirements

Pursuant to Rule 15c3-3:

Exemptive Provision

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	X
B. (k)(2)(i) -- "Special Account for the Exclusive Benefit of Customers" maintained	
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm:	
D. (k)(3) – Exempted by order of the Commission	

Principal Funds Distributor, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2010

There were no differences between Net Capital which is included in this audited report and Net Capital in the Company's corresponding unaudited Focus Report (Form X-17A-5, Part IIA) filing as of December 31, 2010.

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764
Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Principal Funds Distributor, Inc.

In planning and performing our audit of the financial statements of Principal Funds Distributor, Inc. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2011

Financial Statements and Supplemental Information

Principal Funds Distributor, Inc.
Years Ended December 31, 2010 and 2009
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young

Financial Statements and Supplemental Information

Principal Funds Distributor, Inc.
Years Ended December 31, 2010 and 2009
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP
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801 Grand Avenue
Des Moines, IA 50309-2764

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Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Principal Funds Distributor, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Principal Funds Distributor, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Principal Funds Distributor, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7) for the period January 1, 2010 through December 31, 2010. Principal Funds Distributor Inc.'s management is responsible for Principal Funds Distributor, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, including a copy of the check and bank statement. There were no findings.

2. Compared the amounts reported on X-17A-5 with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010. There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including monthly revenue detail from the general ledger. There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2010 to December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 23, 2011